Federated Global Allocation Fund

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

January 11, 2012

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED GLOBAL ALLOCATION FUND (the “Registrant” or “Fund”)

Class A Shares

Class B Shares

Class C Shares

Class R Shares

Institutional Shares

1933 Act File No. 2-10415

1940 Act File No. 811-1

Dear Mr. Grezeskiewicz:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 128 submitted via EDGAR on November 20, 2012.

I. In response to your first comment regarding the footnote to the fee table, the Registrant believes the wording of the footnote already clearly establishes that the waiver is intended to remain in place for at least one year from the effective date of the registration statement update consistent with the requirements of Instruction 3(e) to Item 3 of Form N-1A. The footnote clearly states that the “Adviser and its affiliates have voluntarily agreed to waive their fees and/or reimburse expenses . . . up to but not including the later of (the “Termination Date”): (a) February 1, 2014; or (b) the date of the Fund’s next effective Prospectus. . . .” (emphasis added) For example, if another Prospectus for the Fund were to become effective on June 1, 2013, which is before February 1, 2014, it is intended that the fee waiver would remain in effect because February 1, 2014 is later than June 1, 2013. The Fund’s Prospectus is normally updated at the end of January of each year; if the Fund’s Prospectus were not updated until March 31, 2014, it is intended that the waiver would remain in effect in excess of one year until March 31, 2014 because that date is later than February 1, 2014. Accordingly, the footnote will continue to read as follows:

“The Adviser and its affiliates have voluntarily agreed to waive their fees and/or reimburse expenses so that the total annual fund operating expenses (excluding Acquired Fund Fees and Expenses and Dividends and Other Expenses Related to Short Sales) paid by the Fund’s A, B, C, R and IS classes (after the voluntary waivers and/or reimbursements) will not exceed 1.25%, 2.05%, 2.05%, 1.75% and 1.00% (the “Fee Limit”), respectively, up to but not including the later of (the “Termination Date”): (a) February 1, 2014; or (b) the date of the Fund’s next effective Prospectus. While the Adviser and its affiliates currently do not anticipate terminating or increasing these arrangements prior to the Termination Date, these arrangements may only be terminated or the Fee Limit increased prior to the Termination Date with the agreement of the Fund’s Board of Trustees.”

II. In response the comments regarding the maturity of debt securities, there is no maturity requirement for the Fund’s investments in debt securities. The following disclosure currently appears in “What are the Fund’s Main Investment Strategies?” in the summary prospectus:

“The Adviser may also seek to enhance the performance of the Fund’s fixed-income portfolio by attempting to target a specific duration or maturity structure for the Fund based upon its view of interest rates and other economic conditions. However, the Adviser is not constrained by any duration or maturity range or credit quality when investing the fixed-income portion of the Fund.”

Additionally, in the “What are the Fund’s Investment Strategies?” section of the statutory prospectus the following disclosure appears:

“The Adviser is not constrained by any duration or maturity range or credit quality when investing the fixed-income portion of the Fund.”

III. In response to the comment regarding high-yield securities, the Adviser has revised the strategy disclosure in “What are the Fund’s Main Investment Strategies?” to read as follows:

“The Fund’s investment in domestic and foreign fixed-income securities may include investments in noninvestment-grade securities, which are sometimes referred to as “high-yield” securities or “junk-bonds,” and which may include securities with any credit rating or even potentially securities in default.”

IV. In response to the comment regarding the strategy changes, the Fund has revised its strategy to permit a greater emphasis on investing in international stocks and bonds. Accordingly, the strategy section contains an investment policy that requires the Fund to invest a substantial amount of its total assets (approximately 40% or more, unless market conditions are not deemed favorable by the Adviser, in which case the Fund would invest at least 30%) in non-US investments. Additionally, the Fund has further refined its strategy to allow the Fund broader flexibility in its asset allocation by removing the asset allocation and short sale percentage limitations. These revisions may result in an increased risk of investing in foreign securities, currency risk and short selling risk. However, these risks were previously disclosed as the Fund’s investment strategy previously permitted the Fund to invest in foreign securities and engage in short selling.

V. In response to your comments regarding the July 2010 letter related to derivatives disclosure, the Registrant confirms that it has reviewed the referenced July 2010 letter and it believes that its disclosure meets the requirements articulated in that letter.

If you have any questions, please do not hesitate to contact me at (412) 288-7574.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal